Consent of Andrew Turner

The undersigned hereby consents to the use of and reference to my name and the scientific and technical information I am responsible for in the documents which are filed with or incorporated by reference in the Annual Report on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Andrew Turner
Andrew Turner, B.Sc., P.Geol., P. Geo

Dated: April 29, 2026